Kamoti Inc.



ANNUAL REPORT

234 16th St 4th Floor

Jersey City, NJ 07310

(929) 944-7470

https://kamoti.com/

This Annual Report is dated April 25, 2024.

BUSINESS

Company Overview

Kamoti Inc. ("Kamoti" or the "Company") is a C-Corporation organized under the laws of the state of Delaware that delivers ready-to-serve, premium green and white tea shots to bars and retailers. These tea shots are low-ABV mixed shot made of whiskey, a hint of sour, lime, and peach.

Business Model

The Company's business model consists of green and white team shots focused on anyone who is done playing bartender, waiting for a drink, and peer pressure. Kamoti is a shot for those who want to "chill."

Our products are sold across 6 states at bars and retailers.

Corporate Structure

Kamoti Inc. was initially organized as Hoshi LLC, a New York limited liability company on 2/14/2019. On 2/20/2024, a new DE corporation was formed, Kamoti Inc. Hoshi LLC was merged with Kamoti Inc.

The Company's Intellectual Property ("IP")

The Company was granted three U.S. trademarks filed with the USPTO on June 28, 2022.

Previous Offerings

Company Overview

Kamoti Inc. ("Kamoti" or the "Company") is a C-Corporation organized under the laws of the state of Delaware that delivers ready-to-serve, premium green and white tea shots to bars and retailers. These tea shots are low-ABV mixed shot made of whiskey, a hint of sour, lime, and peach.

Business Model

The Company's business model consists of green and white team shots focused on anyone who is done playing bartender, waiting for a drink, and peer pressure. Kamoti is a shot for those who want to "chill."

Our products are sold across 6 states at bars and retailers.

Corporate Structure

Kamoti Inc. was initially organized as Hoshi LLC, a New York limited liability company on 2/14/2019. On 2/20/2024, a new DE corporation was formed, Kamoti Inc. Hoshi LLC was merged with Kamoti Inc.

The Company's Intellectual Property ("IP")

The Company was granted three U.S. trademarks filed with the USPTO on June 28, 2022.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

Year ended December 31, 2023 compared to year ended December 31, 2022

Revenue

Revenue for fiscal year 2023 was $472,125, about a 34.39% increase compared to fiscal year 2022 revenue of $351,309. This was primarily due our expansion into new markets.

Cost of Revenue

Cost of sales in 2023 was $296,112, an increase of approximately 42.30%, from costs of $208,105 in fiscal year 2022. This increase was predominately due to the fact that our revenue increased.

Operating Expenses

The Company's expenses consist of, among other things, advertising and marketing, general and administrative, and payroll expenses.

Total operating expenses in 2023 were $576,054 compared to $488,636 in 2022. This increase of roughly $87,000 was primarily driven by the fact that we began to have payroll expenses (of approximately $75,000) in 2023.

Historical results and cash flows:

The Company is currently revenue-generating.

We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because we expect revenue to continue to grow. We anticipate being present in double the amount of markets we are currently in.

Past cash was primarily generated through sales. Our goal is to increase revenue, expand market share, increase distribution, and reach profitability by end of 2026.

Challenges the company expects to face in order to meet the above goals:

1. Supply Chain Management: Managing a consistent and reliable supply chain for ingredients & packaging can be challenging. This includes securing quality sources, transportation logistics, and maintaining inventory levels to meet demand.

2. Distribution Challenges: Expanding to 16 states involves efficient distribution logistics. Building and managing relationships with distributors, ensuring timely deliveries, and dealing with state-specific distribution regulations can pose significant challenges.

3. Brand Recognition and Marketing: Establishing our brand and gaining recognition in our market requires effective marketing strategies. Building the brand identity, conducting marketing campaigns, and differentiating our product from competitors can be resource-intensive.

4. Competitive Landscape: The alcohol industry is highly competitive. We may face competition from established brands. We are creating a unique value proposition and effectively positioning our products to face these challenges.

5. Capital Requirements: The capital needed for production, marketing, distribution, and regulatory compliance can be substantial. Rapid expansion may strain working capital. Managing liquidity and ensuring sufficient funds are available to cover operational expenses during growth phases is critical.

6. Market Trends and Consumer Preferences: Staying attuned to evolving market trends and changing consumer preferences is crucial. We will need to adapt our products and strategies to meet shifting demands, which requires ongoing market research and agility.

7. Economic Factors: Economic downturns can impact consumer spending on discretionary items such as alcohol. We

may need to navigate through economic uncertainties, including managing production costs and pricing strategies.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $136,290.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Stephen Hemmes

Amount Owed: $27,068.49

Interest Rate: 4.0%

Maturity Date: December 13, 2023

Creditor: Robert Abolt

Amount Owed: $37,857.53

Interest Rate: 4.0%

Maturity Date: December 23, 2023

Creditor: Christopher Lettera

Amount Owed: $32,409.86

Interest Rate: 4.0%

Maturity Date: January 04, 2024

Creditor: Annemarie Ruta

Amount Owed: $53,824.66

Interest Rate: 4.0%

Maturity Date: February 08, 2024

Creditor: Sean Connelly

Amount Owed: $26,868.49

Interest Rate: 4.0%

Maturity Date: February 24, 2024

Creditor: Andrew Muscat

Amount Owed: $42,831.78

Interest Rate: 4.0%

Maturity Date: April 01, 2024

Creditor: David Zaremba

Amount Owed: $42,831.78

Interest Rate: 4.0%

Maturity Date: April 01, 2024

Creditor: Anthony & Emily Devincenzo

Amount Owed: $31,952.88

Interest Rate: 4.0%

Maturity Date: May 23, 2024

Creditor: Fisher Capital Investments

Amount Owed: $53,161.64

Interest Rate: 4.0%

Maturity Date: June 09, 2024

Creditor: Carolyn Ruta

Amount Owed: $53,101.37

Interest Rate: 4.0%

Maturity Date: June 20, 2024

Creditor: Giuseppe Merlo

Amount Owed: $26,550.68

Interest Rate: 4.0%

Maturity Date: June 20, 2024

Creditor: Robert Brancazio

Amount Owed: $25,465.75

Interest Rate: 4.0%

Maturity Date: July 21, 2025

Creditor: Richard Salava JR

Amount Owed: $25,416.44

Interest Rate: 4.0%

Maturity Date: August 08, 2025

Creditor: Father of the Co-Founder of the Company

Amount Owed: $300,000.00

Interest Rate: 12.0%

Maturity Date: April 19, 2025

On April 19, 2023, the Company entered into a secured promissory note for $300,000 with an interest rate of 12% per annum and monthly interest payments of $3000 per month. The note matures on April 19, 2025. The balance of this note is $300,000 as of December 31, 2023. This is a related party transaction.

Creditor: Chase Bank

Amount Owed: $38,428.31

Interest Rate: 13.85%

The Company entered into this line of credit in September 2023. The maximum credit limit is $40,000. The interest rate is 13.85% per year and minimum monthly payments, which are determined by the balance outstanding, are due the 11th day of each month. The principal balance outstanding as of December 31, 2023 was $38,428.31.

Creditor: Dime Bank

Amount Owed: $48,531.00

Interest Rate: 12.5%

The Company entered into this line of credit in March 2023. The maximum credit limit is $50,000. The interest rate is 12.50% per year and minimum monthly payments, which are determined by the balance outstanding, are due the 21st day of each month. The principal balance outstanding as of December 31, 2023 was $48,531.

Creditor: Hoshi LLC

Amount Owed: $10,000.00

Interest Rate: 0.0%

The Company's general and administrative expenses of $10,000 were paid by its subsidiary, Hoshi LLC.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Dylan Fusco

Dylan Fusco's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer, Founder, Board Member

Dates of Service: February, 2019 - Present

Responsibilities: Dylan leads the charge in raising funds for the company by painting a picture of the company's vision and executing the plan accordingly. He does not currently receive compensation; however, the Company expects he will begin taking a salary once the benchmarks of raising $500k and generating $50k/month in revenue are met. Dylan owns 52% of the company's equity. Dylan works a minimum of 50 hours per week for Kamoti.

Name: Michael Pugliese

Michael Pugliese's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President, Co-Founder, Principal Accounting Officer, Board Member

Dates of Service: November, 2020 - Present

Responsibilities: Michael handles all of the operational & financial aspects of the business. He does not currently receive compensation but plans to receive $36k a year. He owns about 20% of the company's equity.

Other business experience in the past three years:

Employer: Airo Brands

Title: VP Brand Management

Dates of Service: March, 2016 - January, 2021

Responsibilities: Michael coordinated all marketing initiatives & led the marketing team.

Name: Olivia Correale

Olivia Correale's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Director of Sales

Dates of Service: July, 2021 - Present

Responsibilities: Olivia leads all Kamotí events and develops partnerships with key clients. She receives an annual compensation of $80,000.

Name: Anthony Kalich

Anthony Kalich's current primary role is with Kalich Consulting. Anthony Kalich currently services 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Commercial Officer

Dates of Service: October, 2022 - Present

Responsibilities: Anthony is responsible for sales and driving revenue, business growth, and profitability. He oversees the implementation of sales and marketing commercial strategies and objectives. He receives an equity compensation of 21,102 options.

Other business experience in the past three years:

Employer: Kalich Consulting

Title: President

Dates of Service: July, 2020 - Present

Responsibilities: Anthony provides beverage clients with strategic advice and services in developing and executing commercial sales and marketing strategy, negotiating and facilitating national route-to-market partnerships, building sales capabilities, organizational design, and distributor management for emerging and existing brands while empowering and enabling teams and brands to realize their ambitions. Experienced in driving results for innovative and existing brands in the Beer, Wine, Spirits, RTD, and Cannabis segments.

Other business experience in the past three years:

Employer: Infinium Spirits

Title: Senior Vice President of Sales

Dates of Service: June, 2021 - July, 2022

Responsibilities: Anthony served as a strategic senior executive in a newly formed position driving the health and growth of sales within the family-owned spirits organization. Tasked with developing and leading the sales force including five direct reports, 60 sales professionals in U.S. sales. Key member of the executive leadership team driving the strategic direction, overseeing annual planning processes, and guiding the execution of the business.

Name: Douglas Brundage

Douglas Brundage's current primary role is with Kingsland. Douglas Brundage currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Marketing Officer

Dates of Service: January, 2023 - Present

Responsibilities: Douglas oversees all marketing initiatives and brand management. He spends 20 hours a week on Kamoti. He receives an equity compensation of 22,023 options.

Other business experience in the past three years:

Employer: Kingsland

Title: Founder and CEO

Dates of Service: January, 2020 - Present

Responsibilities: Kingsland is a global Brand Studio with offices in Brooklyn, NY + Los Angeles, CA.

Name: Gary Kiena

Gary Kiena's current primary role is with LuckyDiem. Gary Kiena currently services 0.5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: VP of Partnerships

Dates of Service: February, 2023 - Present

Responsibilities: Gary is responsible for driving brand awareness, events, sponsorships, and new partnerships with national and local SMB brands. He receives an equity compensation of 22,026 options.

Other business experience in the past three years:

Employer: LuckyDiem

Title: Head of Sales

Dates of Service: January, 2021 - Present

Responsibilities: Gary is responsible for sales, partnerships, and revenue.

Other business experience in the past three years:

Employer: FreshKicks NYC

Title: Owner

Dates of Service: April, 2018 - Present

Responsibilities: Gary owns a sneaker cleaning store which a manager oversees the business operations.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Voting Common Stock

Stockholder Name: Dylan Fusco

Amount and nature of Beneficial ownership: 700,000

Percent of class: 60.29

Title of class: Voting Common Stock

Stockholder Name: Michael Pugliese

Amount and nature of Beneficial ownership: 274,000

Percent of class: 23.6

RELATED PARTY TRANSACTIONS

Name of Entity: Hoshi LLC

Names of 20% owners: Dylan Fusco and Michael Pugliese

Relationship to Company: Hoshi LLC will be merged with Kamoti Inc.

Nature / amount of interest in the transaction: Hoshi LLC will be merged with Kamoti Inc.

Material Terms: The Company's general and administrative expenses of $10,000 were paid by its subsidiary, Hoshi LLC.

Name of Entity: Father of the Co-Founder of the Company

Relationship to Company: Family member

Nature / amount of interest in the transaction: The individual is the father of the Co-Founder of the Company, classified as immediate family member by ASC 850.

Material Terms: During the year ended December 31, 2023, the Company had outstanding notes payable in the amount of $300,000 came from one of the shareholders of the company. The note bears an interest rate of 12% per annum and matures on April 19, 2025.

OUR SECURITIES

The company has authorized Convertible Note-22, Convertible Note-21, Convertible Note-19 and 20, Convertible Note-18, Convertible Note-17, Convertible Note-15 and 16, Convertible Note-14, Convertible Note-13, Voting Common Stock, and Nonvoting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 230,410 of Voting Common Stock.

Convertible Note-22

The security will convert into Voting common stock and the terms of the Convertible Note-22 are outlined below:

Amount outstanding: $25,000.00

Maturity Date: August 08, 2023

Interest Rate: 4.0%

Discount Rate: 10.0%

Valuation Cap: $7,500,000.00

Conversion Trigger: Equity Financing of more than $1M

Material Rights

There are no material rights associated with Convertible Note-22.

Convertible Note-21

The security will convert into Voting common stock and the terms of the Convertible Note-21 are outlined below:

Amount outstanding: $25,000.00

Maturity Date: July 21, 2023

Interest Rate: 4.0%

Discount Rate: 10.0%

Valuation Cap: $7,500,000.00

Conversion Trigger: Equity Financing of more than $1M.

Material Rights

There are no material rights associated with Convertible Note-21.

Convertible Note-19 and 20

The security will convert into Voting common stock and the terms of the Convertible Note-19 and 20 are outlined below:

Amount outstanding: $75,000.00

Maturity Date: June 20, 2022

Interest Rate: 4.0%

Discount Rate: 10.0%

Valuation Cap: $5,000,000.00

Conversion Trigger: Equity Financing of more than $1M.

Material Rights

There are no material rights associated with Convertible Note-19 and 20.

Convertible Note-18

The security will convert into Voting common stock and the terms of the Convertible Note-18 are outlined below:

Amount outstanding: $50,000.00

Maturity Date: June 09, 2022

Interest Rate: 4.0%

Discount Rate: 10.0%

Valuation Cap: $5,000,000.00

Conversion Trigger: Equity Financing of more than $1M.

Material Rights

There are no material rights associated with Convertible Note-18.

Convertible Note-17

The security will convert into Voting common stock and the terms of the Convertible Note-17 are outlined below:

Amount outstanding: $30,000.00

Maturity Date: May 23, 2022

Interest Rate: 4.0%

Discount Rate: 10.0%

Valuation Cap: $5,000,000.00

Conversion Trigger: Equity Financing of more than $1M.

Material Rights

There are no material rights associated with Convertible Note-17.

Convertible Note-15 and 16

The security will convert into Voting common stock and the terms of the Convertible Note-15 and 16 are outlined below:

Amount outstanding: $80,000.00

Maturity Date: April 01, 2022

Interest Rate: 4.0%

Discount Rate: 10.0%

Valuation Cap: $5,000,000.00

Conversion Trigger: Equity Financing of more than $1M.

Material Rights

There are no material rights associated with Convertible Note-15 and 16.

Convertible Note-14

The security will convert into Voting common stock and the terms of the Convertible Note-14 are outlined below:

Amount outstanding: $25,000.00

Maturity Date: February 24, 2022

Interest Rate: 4.0%

Discount Rate: 10.0%

Valuation Cap: $5,000,000.00

Conversion Trigger: Equity Financing of more than $1M.

Material Rights

There are no material rights associated with Convertible Note-14.

Convertible Note-13

The security will convert into Voting common stock and the terms of the Convertible Note-13 are outlined below:

Amount outstanding: $50,000.00

Maturity Date: February 08, 2022

Interest Rate: 4.0%

Discount Rate: 10.0%

Valuation Cap: $5,000,000.00

Conversion Trigger: Equity Financing of more than $1M.

Material Rights

There are no material rights associated with Convertible Note-13.

Voting Common Stock

The amount of security authorized is 3,500,000 with a total of 1,160,991 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

PLEASE NOTE, by agreeing to invest in this offering, you are representing to and agreeing that there is no fact or circumstance that would impair (or be reasonably likely to impair) the Company's ability to maintain or obtain any Beverage Alcohol License from any Authority or (ii) reduce or otherwise limit (or is reasonably likely to reduce or otherwise limit) the privileges or scope of any Beverage Alcohol License of the Company. Please see Section 6(g)(i-iii) for the specific representation language.

PLEASE NOTE, by agreeing to invest in this offering, you are agreeing to join the company's Stockholders' Agreement as a "Stockholder." As noted in Section 7(f) of the Stockholders' Agreement, shares issued in this Reg CF offering (Voting Common Stock) shall not be bound by the restrictions on transfer restrictions set forth in Section 7(a), the Right of First Refusal set forth in Section 7(d) and the Tag-Along Rights set forth in Section 7(e).

Please see Exhibit A of the Subscription & Joinder Agreement or Exhibit F of the Offering Memorandum for the exact language of the Stockholders' Agreement as well as a detailed breakdown of the rights and obligations of Stockholders.

Please note the Company will not be reaching out to every stockholder following this Reg CF offering with a questionnaire per section 13(a) of the Stockholder Agreement.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Drag-Along Rights

If at any time (i) the Board and (ii) the Stockholders who own greater than fifty percent (50%) of the total then-issued and outstanding shares of Stock, other than shares of Nonvoting Common Stock (with shares of Nonvoting Common Stock being disregarded for purposes of Section 9 of the Stockholders' Agreement) (each, a "Section 9 Seller"), propose a sale of all of their respective Securities of the Company, the Section 9 Sellers may, in their sole and exclusive discretion, require the participation of all of the other Stockholders in such sale, in the manner set forth in Section 9 of the Stockholders' Agreement.

Summary of Restrictions

Restriction on Transfer – General and Permitted Transfers (Section 7(a)-(b)): Any transfer, sale or encumbrance of stock is prohibited unless approved by the Board or such transfer is to a Permissible Transferee, which includes transfers to a family member, affiliate or an involuntary transfer (as defined in Section 8(a)).

Right of First Refusal (Section 7(d)): If a stockholder desires to transfer/sell any portion of their securities to a proposed transferee, then the Company will have a primary right of first refusal with respect to such sale/transfer. The Company's right of first refusal allows the Company to purchase the transferring stockholder's securities on the same terms offered to or by the transferring stockholder. If the Company elects not to exercise its right of first refusal, then the non-transferring stockholders (other than holders of nonvoting common stock) will have a secondary right of first refusal where such non-transferring stockholders will have the option to purchase some or all of the remaining securities on the same terms of the offered securities. After both the Company and non-transferring stockholders have had the opportunity to exercise their right of first refusal, then the transferring stockholder may proceed with their intended transfer to the proposed transferee.

Tag-Along Rights (Section 7(e)): In the event a stockholder desires to sell any portion of its securities (other than to a Permitted Transferee) amounting to more than ten percent (10%) of the then-issued and outstanding shares of the Company, the non-transferring stockholders (other than holders of nonvoting common stock) will also have the right to participate in such transfer/sale (i.e., tag-along) on a pro rata basis.

Drag-Along Rights (Section 9): If (i) the Board and (iii) the Stockholders who own a majority of the total issued and outstanding shares of the Company (other than nonvoting common stock) propose a sale of all of their respective securities of the Company, the Board and Stockholder may require all other stockholders to be compelled to participate in the sale.

Preemptive Rights (Section 12): Each stockholder (other than holders of nonvoting common stock) will have preemptive rights (i.e., the right to participate in future security issuances up to their pro-rata share).

There are certain issuances that are exempt from preemptive rights, which include:

Incentive equity issuances to employees, officers, directors, advisor, consultants, etc. (i.e., pursuant to the Company's stock option plan);

Shares issued or issuable pursuant to a transaction involving the Company and a strategic and/or institutional investor, which may include, without limitation, venture capital funds, private equity funds, industry players and other strategic or institutional investment vehicles;

Shares issued in connection with an acquisition by the Company of another entity or substantially all of the equity/assets of such entity;

Shares issued or issuable to equipment lessors, banks, or similar institutional credit financing sources;

Shares issued or issuable to the public pursuant to an IPO; or

Shares issued or issuable to any stockholder in connection with a recapitalization and the like.

Information Rights (Section 15): Each stockholder (disregarding nonvoting common stock) holding at least five percent (5%) of the issued and outstanding shares of the Company may request in writing that the Board provide them with (i) unaudited annual financial statements, and (ii) unaudited quarterly operating reports and financial statements; provided, however, that the stockholder is not determined to be a competitor or otherwise lacks a proper purpose.

Amendments and Waivers (Section 22(b)): Any amendment to the Stockholders' Agreement or waiver of any term thereof will require the consent of (i) the Board and (ii) the stockholders holding a majority of the total issued and outstanding shares of the Company (other than nonvoting common stock).

Nonvoting Common Stock

The amount of security authorized is 500,000 with a total of 239,174 outstanding.

Voting Rights

There are no voting rights associated with Nonvoting Common Stock.

Material Rights

The total amount outstanding includes 112,000 of shares to be issued pursant to stock options, reserved but unissued.

Holders of Non-Voting Common Stock are also bound to the terms of the Company's Stockholders' Agreement, which include provisions pertaining to Transfer Restriction, a Right of First Refusal, and Tag Along Rights, as well as others. Please see Exhibit A of the Subscription & Joinder Agreement or Exhibit F of the Offering Memorandum for the exact language of the Stockholders' Agreement as well as a detailed breakdown of the rights and obligations of Stockholders.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the Voting Common Stock you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Voting Common Stock or other securities. In addition, if we need to raise more equity capital from the sale of Voting Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Minority Holder; Securities with Voting Rights The Voting Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Voting Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits HOSHI LLC was formed on 2/14/2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. HOSHI LLC has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns a trademark on Kamoti. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. The alcohol beverage industry is subject to extensive federal and state regulations regarding the ownership structure of alcoholic beverage companies. These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering, you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee. The alcohol beverage industry is subject to extensive federal and state regulations regarding the ownership structure of alcoholic beverage companies. These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering, you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee. There are a limited number of industry suppliers. We are dependent on a limited number of suppliers. Failure to obtain satisfactory performance from our suppliers or loss of our existing suppliers could cause us to lose sales, incur additional costs and lose credibility in the marketplace. Failure to obtain or maintain long-term written agreements with our suppliers could jeopardize the availability of our products. The termination of our written or oral agreements or an adverse change in the terms of these agreements could have a negative impact on our business. If our suppliers increase their prices, we may not have alternative sources of supply and may not be able to raise the prices of our products to cover all or even a portion of the increased costs. In addition, our suppliers' failure to perform satisfactorily or handle increased orders, delays in shipments of products from suppliers or the loss of our existing suppliers, especially our key suppliers, could cause us to fail to meet orders for our products, lose sales, incur additional costs and/or expose us to product quality issues. In turn, this could cause us to lose credibility in the marketplace and damage our relationships with distributors, ultimately leading to a decline in our business and results of operations. We do not hold fifty states of licensing in the United States and remain dependent on others to provide licensing, state importing and wholesaling services for us. The loss of any of these services could significantly interrupt our U.S. sales and harm our reputation, our business and our results of operations. In the United States, there is a three-tier distribution system for imported spirits: the imported brand is sold to a licensed importer; the producer sells the products to a wholesale distributor; and the distributor sells the imported brand to retail liquor stores, bars, restaurants and other outlets in the states in which it is licensed to sell alcohol. We cannot yet act as our own producer as we do not currently have any of the state licenses necessary to sell our products to the distributors and may depend on other companies to serve in this capacity for us, in addition to providing and supervising storage and transportation of our products to local wholesale distributors and provides several accounting and payment related services to us. The loss of such services or poor performance by our vendors, either nationally or at a state level, could significantly interrupt or decrease our U.S. sales and harm our reputation, our business and our results of operations. We are substantially dependent upon our independent wholesale distributors. The failure or inability of even a few of our distributors to adequately distribute our products within their territories could harm our sales and result in a decline in our results of operations. We are required by law to use state licensed distributors or, in certain states known as "control states," state-owned agencies performing this function, to sell our products to retail outlets, including liquor stores, bars, restaurants and national chains in the United States. We have established relationships for our brands with wholesale distributors in each state; however, failure to maintain those relationships could significantly and adversely affect our business, sales and growth. Over the past decade there has been increasing consolidation, both intrastate and interstate, among distributors. As a result, many states now have only two or three significant distributors. In addition, there are several distributors that now control distribution for not just one state but several states. As a result, if we fail to maintain good relations with a distributor, our products could in some instances be frozen out of one or more markets entirely. The ultimate success of our products also depends in large part on our distributors' ability and desire to distribute our products to the desired U.S. target markets, as we rely significantly on them for product placement and retail store penetration. We have no distribution agreements or minimum sales requirements with any of our distributors and they are under no obligation to place our products or market our brands. Moreover, all of them also distribute competitive brands and product lines. We cannot assure you that our U.S. alcohol distributors will continue to purchase our products, commit sufficient time and resources to promote and market our brands and product lines or that they can or will sell them to our desired or targeted markets. If they do not, our sales will be harmed, resulting in a decline in our results of operations. The sales of our products could decrease significantly if we cannot secure and maintain listings in the control states. In the control states, the state liquor commissions act in place of distributors and decide which products are to be purchased and offered for sale in their respective states. Products selected for listing must generally reach certain volumes and/or profit levels to maintain their listings. Products are selected for purchase and sale through listing procedures which are generally made available to new products only at periodically scheduled listing interviews. Products not selected for listings can only be purchased by consumers through special orders, if at all. If, in the future, we are unable to maintain our current listings in the control states, or secure and maintain listings in those states for any additional products we may acquire, sales of our products could decrease significantly. Adverse public opinion about alcohol could reduce demand for our products. Anti-alcohol groups have, in the past, successfully advocated more stringent labeling requirements, higher taxes and other regulations designed to discourage consumption of beverage alcohol. More restrictive regulations, negative publicity regarding alcohol consumption and/or changes in consumer perceptions of the relative healthfulness or safety of beverage alcohol could decrease sales and consumption of alcohol and thus the demand for our products. This could, in turn, significantly decrease both our revenues and our revenue growth, causing a decline in our results of operations. Class action or other litigation relating to alcohol abuse or the misuse of alcohol could deplete our cash and divert our personnel resources and, if successful, significantly harm our business. Our industry faces the possibility of class action or other similar litigation alleging that the continued excessive use or abuse of beverage alcohol has caused death or serious health problems. It is also possible that federal, state or foreign governments could assert that the use of alcohol has significantly increased government funded health care costs. Litigation or assertions of this type have adversely affected companies in the tobacco industry, and it is possible that we, as well as our suppliers, could be named in litigation of this type. In addition, lawsuits have been brought in states alleging that beer and spirits manufacturers have improperly targeted underage consumers in their advertising. The plaintiffs in these actions claim that the defendants' advertising "disproportionately" targeted underage consumers, by using youthful themes, humor and other subjects that are attractive to young persons. Plaintiffs in these cases allege that the defendants' advertisements, marketing and promotions violate the consumer protection or deceptive trade practices statutes in each of these states and seek repayment of the family funds expended by the underage consumers. While we have not been named in these lawsuits, it is possible we could be named in similar lawsuits in the future. Any class action or other litigation asserted against us could be expensive and time consuming to defend against, depleting our cash and diverting our personnel resources and, if the plaintiffs in such actions were to prevail, our business could be harmed significantly. Regulatory decisions and changes in the legal, regulatory and tax environment in the jurisdictions in which we operate could limit our business activities or increase our operating costs and reduce our margins. Our business is subject to extensive regulation regarding production, distribution, marketing, advertising and labeling of beverage alcohol products in all of the jurisdictions in which we operate. We are required to comply with these regulations and to maintain various permits and licenses. We are also required to conduct business only with holders of licenses to import, warehouse, transport, distribute and sell spirits. We cannot assure you that these and other governmental regulations applicable to our industry will not change or become more stringent. Moreover, because these laws and regulations are subject to interpretation, we may not be able to predict when and to what extent liability may arise. Additionally, due to increasing public concern over alcohol-related societal problems, including driving while intoxicated, underage drinking, alcoholism and health consequences from the abuse of alcohol, various levels of government may seek to impose additional restrictions or limits on advertising or other marketing activities promoting beverage alcohol products. Failure to comply with any of the current or future regulations and requirements relating to our industry and products could result in monetary penalties, suspension or even revocation of our licenses and permits, or those of MHW on whom we are currently dependent to import and distribute our products in the United States. Costs of compliance with changes in regulations could be significant and could harm our business, as we could find it necessary to raise our prices in order to maintain profit margins, which could lower the demand for our products and reduce our sales and profit potential. In addition, the distribution of beverage alcohol products is subject to extensive taxation both in the United States and internationally (and, in the United States, at both the federal and state government levels), and beverage alcohol products themselves are the subject of national import and excise duties in most countries around the world. An increase in taxation or in import or excise duties could also significantly harm our sales revenue and margins, both through the reduction of overall consumption and by encouraging consumers to switch to lower-taxed categories of beverage alcohol. We could face product liability or other related liabilities that increase our costs of operations and harm our reputation. Although we maintain liability insurance and will attempt to limit contractually our liability for damages arising from our products, these measures may not be sufficient for us to successfully avoid or limit liability. Further, any contractual indemnification and insurance coverage we have from parties supplying our products is limited, as a practical matter, to the creditworthiness of the indemnifying party and the insured limits of any insurance provided by these suppliers. In any event, extensive product liability claims could be costly to defend and/or costly to resolve and could harm our reputation. Contamination of our products and/or counterfeit or confusingly similar products could harm the image and integrity of, or decrease customer support for, our brands and decrease our sales. The success of our brands depends upon the positive image that consumers have of them. Contamination, whether arising accidentally or through deliberate third-party action, or other events that harm the integrity or consumer support for our brands, could affect the demand for our products. Contaminants in raw materials purchased from third parties and used in the production of our products or defects in the distillation process could lead to low beverage quality as well as illness among, or injury to, consumers of our products and could result in reduced sales of the affected brand or all of our brands. Also, to the extent that third parties sell products that are either counterfeit versions of our brands or brands that look like our brands, consumers of our brands could confuse our products with products that they consider inferior. This could cause them to refrain from purchasing our brands in the future and in turn could impair our brand equity and adversely affect our sales and operations. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 25, 2024.

Kamoti Inc.

By   /s/ *Dylan Fusco*

    Name: Kamoti Inc.

    Title: Chief Executive Officer, Founder, Board Member

Exhibit A

FINANCIAL STATEMENTS



Kamoti Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Inception to February 20, 2024

Table of Contents



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Kamoti, Inc. Management.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of inception to February 20, 2024 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern:
As discussed in Note 1, specific circumstances point to significant uncertainty regarding the Company's ability to sustain its operations in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management has assessed these circumstances and intends to generate income and secure funding as necessary to fulfill its financial requirement.

Emphasis of Matter Regarding a Predecessor Entity:
Kamoti Inc. was incorporated on February 20, 2024 in Delaware. Kamoti Inc. will serve as a holding company for its predecessor Hoshi LLC. Kamoti Inc. will conduct a regulation crowdfunding campaign in 2024.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042 | On behalf of RNB Capital LLC | Sunrise, FL
October 13, 2023
February 22, 2024

KAMOTI, INC. STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	Inception -
	February 20, 2024
ASSETS	
Cash and Cash Equivalents	-
TOTAL ASSETS	-
LIABILITIES AND EQUITY	
Liabilities	
Due to Hoshi LLC	10,000
Total Current Liabilities	10,000
TOTAL LIABILITIES	10,000
EQUITY	
Common Stock	-
Preferred Stock	-
Additional Paid in Capital	-
Accumulated Deficit	(10,000)
Total Equity	(10,000)
TOTAL LIABILITIES AND EQUITY	-

KAMOTI, INC. STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Inception - February 20, 2024
Revenue	-
Cost of Goods sold	-
Gross Profit	-
Operating Expenses	
General and Administrative	10,000
Total Operating Expenses	10,000
Operating Income (loss)	(10,000)
Other	-
Total Other Income	-
Other	-
Total Other Expense	-
Net Income (loss)	(10,000)

KAMOTI, INC. STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Inception - February 20, 2024
OPERATING ACTIVITIES	
Net Income (Loss)	(10,000)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Due to Hoshi LLC	10,000
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	10,000
Net Cash provided by (used in) Operating Activities	-
INVESTING ACTIVITIES	
Net Cash provided by (used by) Investing Activities	-
FINANCING ACTIVITIES	
Issuance of Common Stock/Member contributions	
Net Cash provided by (used in) Financing Activities	-
Cash at the beginning of period	-
Net Cash increase (decrease) for period	-
Cash at end of period	-

KAMOTI, INC STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

Statement of Changes in Shareholder Equity						
	Common Stock					
	Voting	Non-Voting				
	# of Shares Amount		$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Inception	-		-	-	-	-
Issuance of Common Stock	1,160,991	127,174	-	-	-	-
Additional Paid in Capital	-	-	-	-	-	-
Net Income (Loss)	-	-		-	(10,000)	(10,000)
February 20, 2023	1,160,991	127,174	-	-	(10,000)	(10,000)

Kamoti, Inc.
Notes to the Unaudited Financial Statements
Inception - February 20, 2024
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Kamoti Inc. ("the Company") was formed in Delaware on February 20, 2024. The Company plans to earn revenue by selling our alcoholic beverages to wholesale distributors throughout the USA. The Company's headquarters is in Delaware. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern Consideration

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business. The entity has commenced principal operations and realized losses may continue to generate losses. Uncertainties and challenges that the company faces include:

1. Realization of assets and satisfaction of liabilities: The company anticipates that it will be able to generate revenue and use it to satisfy its current and future obligations
2. Losses and working capital: The company expects to experience losses before it can generate positive working capital. It is uncertain how long this period will last
3. Dependence on revenues and financing: The company's ability to continue as a going concern in the next twelve months depends on its ability to generate revenues and/or obtain sufficient financing to meet its obligations and achieve profitable operating results
4. Management's plans: The company's management has evaluated the situation and intends to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts

Considering these factors, there is substantial doubt about the company's ability to continue as a going concern for a reasonable period of time. It is important to note that the financial statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

General and Administrative

General and administrative expenses consist of formation and filing costs, including legal fees.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company's general and administrative expenses of $10,000 were paid by its subsidiary, Hoshi LLC.

Hoshi LLC will be merged with Kamoti Inc.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company has no debts or long term obligations.

NOTE 6 – EQUITY

The Company has authorized 4,000,000 shares of common stock with a par value of $0.0001 per share.

Voting: 3,500,000 authorized shares classified as Voting Common Stock ("Voting Common Stock") with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. The holders of the Voting Common Stock are entitled to one (1) vote for each share of Voting Common Stock held at all meetings of stockholders (and written actions in lieu of meetings).

Nonvoting: 500,000 shares of authorized Common Stock of the Corporation are designated as Nonvoting Common Stock ("Nonvoting Common Stock").

As of February 20, 2024, 1,160,991 and 127,174 voting and non-voting shares were issued and outstanding.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the date of inception to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 22, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.



Hoshi LLC under the trade name "Kamoti"
(the "Company")
a New York Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2022 & 2023

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Hoshi LLC Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern:
As discussed in Note 1, specific circumstances point to significant uncertainty regarding the Company's ability to sustain its operations in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. The management has assessed these circumstances and intends to generate income and secure funding as necessary to fulfill its financial requirement.

Emphasis of Matter Regarding a Successor Entity:
Kamoti Inc. was incorporated on February 20, 2024 in Delaware. Kamoti Inc. will serve as a holding company for its predecessor Hoshi LLC. Kamoti Inc. will conduct a regulation crowdfunding campaign in 2024.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042 | On behalf of RNB Capital LLC | Sunrise, FL
October 13, 2023
February 22, 2024

HOSHI LLC STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash and Cash Equivalents	136,290	44,212
Accounts Receivable	81,104	4,817
Due from MHW		889
Inventory	230,607	254,512
Total Current Assets	448,001	304,430
Other Non-Current Assets	-	-
Total Non-Current Assets	-	-
TOTAL ASSETS	448,001	304,430
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	3,525	300
Credit Card - American Express	14,865	738
Credit Card - Chase - DF	5,763	-
Credit Card - Chase - MP	18,749	-
Current Portion of Convertible Note Payable	400,000	-
Current Portion of Loan Payable - SBA	5,689	-
Line of Credit - Chase Bank	38,428	-
Line of Credit - Dime Bank	48,531	-
Total Current Liabilities	535,550	1,038
Non-Current Liabilities:		
Long Term Portion of Loan Payable - SBA	98,911	-
Long Term Portion of Convertible Note Payable	50,000	765,000
Convertible Note Payable Accrued Interest	29,341	-
Shareholder Note Payable	300,000	-
Total Non-Current Liabilities	478,252	765,000
TOTAL LIABILITIES	1,013,802	766,038
EQUITY		

	As of December 31,	
	2023	**2022**
Contributed Capital	403,984	-
DF - Owner's Investment	61,880	61,880
MP - Owner's Investment	57,500	57,500
Retained Earnings	(580,988)	(232,076)
Net loss	(508,178)	(348,912)
Total Equity	(565,802)	(461,608)
TOTAL LIABILITIES AND EQUITY	448,001	304,430

HOSHI LLC STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
Sales	472,125	351,309
Cost of Goods Sold	(296,112)	(208,105)
Gross Profit	*176,013*	*143,204*
Operating Expenses:		
Advertising and Marketing	248,123	286,183
General and Administrative	257,623	202,453
Payroll Expenses	75,309	-
Depreciation	-	-
Amortization	-	-
Total Operating Expenses	*576,054*	*488,636*
Operating loss	**(400,041)**	**(345,432)**
Other Income/expenses:		
Other Income	-	-
Total Other Income	-	-
Other Expense:		
Interest Expense	98,287	-
Charitable Contributions	**-**	3,480
SBA Loan Fees	4,825	-
Other	25	-
Total Other Expense	*103,137*	*3,480*
Earnings Before Income Taxes	(508,178)	(348,912)
Provision for Income Tax Expense/(Benefit)	-	-
Net loss	**(508,178)**	**(348,912)**

HOSHI LLC STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(508,178)	(348,912)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	-	-
Amortization	-	-
Accounts Receivable (A/R)	(76,287)	(2,417)
Due from MHW	889	(394)
Inventory	23,906	(100,405)
Inventory Deposits	-	17,639
Accounts Payable (A/P)	3,225	(10,096)
American Express Credit Card	14,127	738
Chase Credit Card - DF	5,763	-
Chase Credit Card - MP	18,749	-
Kamoti Credit Card 8015	-	(3,126)
Other	-	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(9,629)	(98,061)
Net Cash provided by (used in) Operating Activities	(517,807)	(446,973)
INVESTING ACTIVITIES		
Other	-	-
Net Cash provided by (used by) Investing Activities	-	-
FINANCING ACTIVITIES		
Issuance of Common Stock/Member contributions	-	-
Line of Credit-Chase	38,428	-
Line of Credit-Dime Bank	48,531	-
Loan Payable-SBA	104,600	-
Convertible Note Payable	(315,000)	418,058
Convertible Note Payable Accrued Interest	29,341	-
Shareholder Notes Payable	300,000	-

	Year Ended December 31,	
Contributed Capital	403,984	-
DF - Owner's Investment	-	25,000
Net Cash provided by (used in) Financing Activities	609,885	443,058
Cash at the beginning of period	44,212	48,127
Net Cash increase (decrease) for period	92,078	(3,915)
Cash at end of period	136,290	44,212

HOSHI LLC STATEMENT OF CHANGES IN MEMBER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Member Capital		Contributed Capital	Accumulated Adjustments	Retained Earnings	Total Member Equity
	DF - Owner's Investment	MP - Owner's Investment				
Beginning Balance at 1/1/2022	36,880	57,500	-	-	(232,076)	(137,696)
Investment	25,000					25,000
Net Income (Loss)					(348,912)	(348,912)
Ending Balance 12/31/2022	**61,880**	**57,500**	-	-	**(580,988)**	**(461,608)**
Notes converted to equity			403,984	-	-	403,984
Net Income (Loss)			-	-	(508,178)	(508,178)
Prior Period Adjustment						-
Ending Balance 12/31/2023	**61,880**	**57,500**	**403,984**	-	**(1,089,166)**	**(565,802)**

HOSHI LLC
Notes to the Unaudited Financial Statements
December 31, 2023
$USD

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Hoshi LLC, ("the Company") was formed in New York on February 14th, 2019. The Company plans to earn revenue by selling our alcoholic beverages to wholesale distributors throughout the USA. The Company's headquarters is in New York, New York. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern Consideration

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business. The entity has commenced principal operations and realized losses every year since inception and may continue to generate losses. Uncertainties and challenges that the company faces include:

1. Realization of assets and satisfaction of liabilities: The company anticipates that it will be able to generate revenue and use it to satisfy its current and future obligations
2. Losses and working capital: The company expects to experience losses before it can generate positive working capital. It is uncertain how long this period will last
3. Dependence on revenues and financing: The company's ability to continue as a going concern in the next twelve months depends on its ability to generate revenues and/or obtain sufficient financing to meet its obligations and achieve profitable operating results
4. Management's plans: The company's management has evaluated the situation and intends to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts

Considering these factors, there is substantial doubt about the company's ability to continue as a going concern for a reasonable period of time. It is important to note that the financial statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $44,212 and $136,290 in cash as of December 31, 2022 and December 31, 2023, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

A/R Aging Summary as of December 31, 2023						
Customer	Current	1 - 30	31 - 60	61 - 90	91 and over	Total
Laird & Co:						
Benchmark Beverage c/o Laird & Co	4,948.20	-	-	-	-	4,948.20
Gallo Wine Sales of NJ c/o Laird & Co	9,661.50	-	-	-	-	9,661.50
Lipman Brothers, LLC c/o Laird & Co	28,142.40	-	-	-	-	28,142.40
Northeast Beverage Corp c/o Lair Co	22,133.72	-	-	-	-	22,133.72
Rhode Island Distributing c/o Laird & Co	10,610.88	-	-	-	-	10,610.88
Universal Beverage Importers c/o Laird & Co	2,206.96	3,400.00	-	-	-	5,606.96
Total Laird & Co	77,703.66	3,400.00	-	-	-	81,103.66
TOTAL	77,703.66	3,400.00	-	-	-	81,103.66

Inventory

Inventory consisted primarily of finished goods. Inventory is stated at the lower of cost or net realizable value utilizing the weighted average method. Inventory at December 31, 2022 and December 31, 2023 consisted of the following: finished goods $254,512 and $230,607, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products to wholesalers. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Sales Per Product		
Product	2023	2022
Total for Kamoti Green Tea Shot 12 Case - 750ML	283,405.80	225,429.09
Total for Kamoti Green Tea Shot 60 Case - 50ML	78,278.25	25,200.00
Total for Kamoti White Tea Shot 12 Case - 750ML	81,488.90	75,480.00
Total for Kamoti White Tea Shot 60 Case - 50ML	28,952.25	25,200.00
Total Sales	**472,125.20**	**351,309.09**

Cost of Goods Sold		
Product	2023	2022
Kamoti Green Tea Shot 12 Case - 750ML	73,450.67	61,952.01
Kamoti Green Tea Shot 60 Case - 50ML	59,170.98	12,878.09
Kamoti White Tea Shot 12 Case - 750ML	21,241.96	22,037.24
Kamoti White Tea Shot 60 Case - 50ML	22,685.40	12,928.79
Unallocated direct cost	23,478.51	12,323.72
Blue Label Packaging	416.73	-
Contract manufacturing 796 cases GT 750ML	4,133.33	-
Total Direct costs	**204,577.58**	**122,119.85**
Other direct costs:		
Clearing Fees	9,838.50	-
Delivery Charges	-	3,278.00
Distributor Fees	21,015.78	41,963.81
Federal Excise Taxes	46,939.55	28,934.27
Handling & Delivery	-	1999.1
Inventory Adjustments	12683.85	8979.23
Warehouse Storage	1056.68	830.73
Total other direct costs	**91,534.36**	**85,985.14**
Total Cost of Goods Sold	**296,111.94**	**208,104.99**

<u>Concentration of revenue</u>

Concentration of sales consisted of the following: one customer accounted for 93.28% of 2022 Sales, and one customer accounted for 58.35% of 2023 Sales, respectively at year end.

Advertising and Marketing

This account is associated with advertising and marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

This account consists of expenses involved in general corporate functions, including accounting, finance, tax, legal, business development and other miscellaneous expenses.

Payroll Expense

Payroll Expense consists of payroll and related expenses for employees.

Income Taxes

Due to loss, no provision for income tax is recognized on the Statement of Operations for December 31, 2022 and December 31, 2023 respectively.

Interest Expense

This account consists of costs incurred by the company for the borrowed funds.

Interest Expense sourced from:	Amount
Convertible Notes	63,325.65
Line of Credits	1,904.63
Loan	5,064.72
Shareholder Note - Related Party	24,500.00
American Express Credit Card	3,487.73
Chase Credit Card - MP	705.51
Adjustment	-701.25
Total	98,286.99

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31, 2023, the Company had outstanding notes payable in the amount of $300,000 came from the father of the Co-Founder of the Company, classified as immediate family member by ASC 850. He is one of the shareholders of the company. The note bears an interest rate of 12% per annum and matures on April 19, 2025.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

The pricing on the 50ml products offered to the Michigan Distributor is very low. It is a controlled state so the taxes are very high, which would mean that the profit margins have to be very tight to be competitive with the pricing.

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes

The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes was 4% per annum. Accrued interest shall be payable in cash at the time the Company pays the principal amount of this convertible note, however, if the principal amount of this note is converted to equity then the accrued interest shall also follow.

The amounts are to be repaid after a 2-year period unless the note is converted into equity. The notes are convertible into percentage in ownership of the Company.

Schedule of the Convertible Notes as of December 31, 2023

Lender	Principal Amount	Issue date	Maturity date	Accrued Interest
Stephen Hemmes	25,000.00	12/13/2021	12/13/2023	2,068.49
Robert Abolt	35,000.00	12/23/2021	12/23/2023	2,857.53
Christopher Lettera	30,000.00	01/04/2022	01/04/2024	2,409.86
Annemarie Ruta	50,000.00	02/08/2022	02/08/2024	3,824.66
Sean Connelly	25,000.00	02/24/2022	02/24/2024	1,868.49
Andrew Muscat	40,000.00	04/01/2022	04/01/2024	2,831.78

Lender	Principal Amount	Issue date	Maturity date	Accrued Interest
David Zaremba	40,000.00	04/01/2022	04/01/2024	2,831.78
Anthony & Emily Devincenzo	30,000.00	05/23/2022	05/23/2024	1,952.88
Fisher Capital Investments	50,000.00	06/09/2022	06/09/2024	3,161.64
Carolyn Ruta	50,000.00	06/20/2022	06/20/2024	3,101.37
Giuseppe Merlo	25,000.00	06/20/2022	06/20/2024	1,550.68
Total Current portion	**400,000.00**			
Robert Brancazio	25,000.00	07/21/2023	07/21/2025	465.75
Richard Salava JR	25,000.00	08/08/2023	08/08/2025	416.44
Total Long term portion	**50,000.00**			
Total	**450,000.00**			**29,341.35**

Shareholder Note Payable - Related Party

On April 19, 2023, the Company entered into a secured promissory note for $300,000 with an interest rate of 12% per annum and monthly interest payments of $3000 per month. The note matures on April 19, 2025. The balance of this note is $300,000 as of December 31, 2023. This is a related party transaction, see Note 3.

Loan Payable-SBA

On December 6, 2023, the Company entered into a loan agreement for $104,600 with an interest rate of 12% per annum and monthly payments of $1,515.86 for 120 months which covers the principal and interest. The monthly payments are due on the 5th day of the succeeding month. The first payment will be on January 5, 2024. As of December 31, 2023, this loan consisted: $5,689.22 current portion and $98,910.78 long term portion of the loan, respectively.

SBA loan Principal Maturity for 5 Years
Subsequent to 2023

Year	Amount
2024	5,690
2025	6,428
2026	7,264
2027	8,204
2028	9,268
Thereafter	67,746
Total	**104,600**

Line of Credit - Chase Bank

The Company entered into this line of credit in September 2023. The maximum credit limit is $40,000. The interest rate is 13.85% per year and minimum monthly payments, which are determined by the balance outstanding, are due the 11th day of each month. The principal balance outstanding as of December 31, 2023 was $38,428.31.

Line of Credit - Dime Bank

The Company entered into this line of credit in March 2023. The maximum credit limit is $50,000. The interest rate is 12.50% per year and minimum monthly payments, which are determined by the balance outstanding, are due the 21st day of each month. The principal balance outstanding as of December 31, 2023 was $48,531.

NOTE 6 – EQUITY

The Company is structured as a limited liability company, meaning that the financial responsibility of the Company's members regarding its financial commitments is restricted to the capital each member has invested in the Company.

Contributed Capital

This account consists of the convertible notes that were converted to equity on October 31, 2023.

Owner's Equity

This account contains the individual contributions made by Dylan Fusco and Michael Pugliese, the founders of the Company.

Ownership percentage of the company as of December 31, 2023

Member Name	Units Outstanding	Percentage
Dylan Fusco	700,000	55.60%
Michael Pugliese	274,000	21.76%
Kingsley Properties LLC	40,000	3.18%
Steve Hemmes	1,000	0.08%
Jaqueline Mreczko	3,500	0.28%
Eric Turkus	2,500	0.20%
Matthew Lydon	1,000	0.08%
Olivia Correale	1,000	0.08%
Annmarie Ruta	1,000	0.08%

Member Name	Units Outstanding	Percentage
Anna Geller	5,000	0.40%
Anthony Kalich	21,102	1.68%
Kingsland Commercial Arts SPV	44,046	3.50%
RGY Equities	62,198	4.94%
Mike Pugliese	28,879	2.29%
James Leavy	6,174	0.49%
Carl Monteleone Jr.	9,879	0.78%
John Gorga	8,644	0.69%
Christopher Puch	6,174	0.49%
WNTB Inc.	6,171	0.49%
Nicholas J. Siggia	6,164	0.49%
Joseph Gorga	8,644	0.69%
MIH 81 ENTERPRISES LLC	22,026	1.75%
Grand total	**1,259,101**	**100.00%**

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 22, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

CERTIFICATION

I, Dylan Fusco , Principal Executive Officer of Kamoti Inc., hereby certify that the financial statements of Kamoti Inc. included in this Report are true and complete in all material respects.

Dylan Fusco

Chief Executive Officer, Founder, Board Member